PRESS RELEASE
FOR IMMEDIATE RELEASE
For information contact Diker Management, LLC
Mark N. Diker - (212) 904-0321

              I-MANY'S LARGEST STOCKHOLDER REAFFIRMS OPPOSITION TO
            SELECTICA MERGER FOLLOWING EARNINGS RELEASE AND ANNOUNCES
                       INTENTION TO SEEK APPRAISAL RIGHTS

New York, NY - February 3, 2005 - Following the release by I-many, Inc. (NasdaqNM: IMNY) ("I-many") of its fourth quarter results on Tuesday, I-many's largest shareholder, Diker Management, LLC ("Diker Management"), reaffirmed its opposition to the proposed acquisition of I-many by Selectica at $1.55 per share. Diker Management also announced its intention to demand appraisal rights for the fair value of its shares under Delaware law if the merger is pursued. Funds and accounts managed by Diker Management own approximately 19.4% of I-many's shares, and Diker Management noted that one of the conditions to the I-many acquisition by Selectica, subject to waiver, is that no more than 5% of the shares of I-many common stock outstanding shall have demanded appraisal rights under Delaware law.

Diker Management has previously stated its belief that the $1.55 price per share to be paid by Selectica is less than I-many's intrinsic value given the company's future prospects, a view that it reaffirms following an extremely strong quarter of license bookings, totaling $5.7 million,1 particularly in the rapidly growing Industry Solutions area where revenues grew by over 100% sequentially and year-over-year. As I-many's CEO affirmed on yesterday's conference call: "The number of new transactions and new customers are the highest totals posted by I-many in over two years."(2)

Diker Management further noted that I-many's CEO underscored the company's positive prospects and leading position in the rapidly growing Enterprise
Contract Management industry by stating in yesterday's conference call: "The benefits of old lifecycle ECM, contract optimization, creation, compliance, complex payment calculations and settlements continues to resonate across virtually every industry, as well as our traditional Life Science LOB and clearly distances I-many from potential competitors. The coming flurry of new product introductions, significant enhancements to existing products and looming release of ECMF 4.0 will erect barriers of significance to potential competitors in the space that we have defined." As indicated by the recent quarterly results and management's confirmed guidance of 10%-15% revenue growth and pro-forma profitability for 2005(1), Diker Management believes I-many has significant momentum in its business and that Selectica's price does not adequately reflect I-many's bright future.

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(1) I-Many 4th Quarter 2004 quarterly earnings release dated February 1, 2005.
(2) I-Many transcript of 4th quarter 2004 earnings call, dated February 2, 2005.